UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.   )*

Quad/Graphics, Inc.

(Name of Issuer)

Class A Common Stock $0.025 par value

(Title of Class of Securities)

747301109

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747301109                                          13G                                                 Page 2 of 14 Pages

1.

NAME OF REPORTING PERSONS

Avenue Capital Management II, L.P.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%*

12.

TYPE OF REPORTING PERSON

IA

*See disclosure in Item 4 of this Schedule 13G.

CUSIP NO. 747301109                                         13G                                                 Page 3 of 14 Pages

1.

NAME OF REPORTING PERSONS

Avenue Capital Management II GenPar, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%*

12.

TYPE OF REPORTING PERSON

OO

*See disclosure in Item 4 of this Schedule 13G.

CUSIP NO. 747301109                                         13G                                                 Page 4 of 14 Pages

1.

NAME OF REPORTING PERSONS

Marc Lasry

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%*

12.

TYPE OF REPORTING PERSON

IN

*See disclosure in Item 4 of this Schedule 13G.

Item 1.

(a)

Name of Issuer:   Quad/Graphics, Inc.

(b)

Address of Issuer's Principal Executive Offices:

N63 W23075 State Hwy. 74

Sussex, WI 53089-2827

Item 2.

(a)

Names of persons filing:  See Cover Pages, Item 1.

(b)

Address or Principal Business Office or, if none, Residence:

c/o Avenue Capital Management II, L.P.

399 Park Avenue, 6th Floor

New York, NY  10022

(c)

Citizenship:  See Cover Pages, Item 4.

(d)

Title of class of Securities:   Class A Common Stock, par value $0.025

(e)

CUSIP No.:   747301109

Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4. Ownership

See Cover Pages, Items 5 through 11.

Collectively, the securities reported in this Schedule 13G were held by Avenue Investments, L.P., a Delaware limited partnership, Avenue Special Situations Fund V, L.P., a Delaware limited partnership, Avenue Special Situations Fund IV, L.P., a Delaware limited partnership, Avenue-CDP Global Opportunities Fund, L.P. a Cayman Islands exempted limited partnership, and Avenue International Master, L.P., a Cayman Islands exempted limited partnership (collectively, the “Avenue Entities”).  None of the Avenue Entities holds, individually, more than 5% of the Common Stock, or held more than 5% of the Common Stock at December 31, 2010.  Collectively, the Avenue Entities held approximately 6.6% of the Common Stock at December 31, 2010.  Avenue Capital Management II, L.P. is an investment adviser to each of the Avenue Entities.  Avenue Capital Management II GenPar, LLC is the General Partner of Avenue Capital Management II, L.P. and Marc Lasry is the Managing Member of Avenue Capital Management II GenPar, LLC.  Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC, and Marc Lasry are collectively referred to as the “Reporting Persons” in this Schedule 13G.  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following:  [x]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Collectively, the securities reported in this Schedule 13G are held by Avenue Investments, L.P., a Delaware limited partnership, Avenue Special Situations Fund V, L.P., a Delaware limited partnership, Avenue Special Situations Fund IV, L.P., a Delaware limited partnership, Avenue-CDP Global Opportunities Fund, L.P. a Cayman Islands exempted limited partnership, and Avenue International Master, L.P., a Cayman Islands exempted limited partnership.  Avenue Capital Management II, L.P. is an investment adviser to each of the Avenue Entities.  Avenue Capital Management II GenPar, LLC is the General Partner of Avenue Capital Management II, L.P. and Marc Lasry is the Managing Member of Avenue Capital Management II GenPar, LLC.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below, each of the undersigned certifies that, to the best of his or its individual knowledge and belief, the securities referred to above were not acquired, and are not held, for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired, and are not held, by the undersigned in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

Dated: February 11, 2011

AVENUE CAPITAL MANAGEMENT II, L.P. By: Avenue Capital Management II GenPar, LLC, its General Partner By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry

INDEX TO EXHIBITS

EXHIBIT 99.1

Agreement of Reporting Persons

EXHIBIT 24

Power of Attorney of Marc Lasry, dated February 11, 2010

EXHIBIT 99.1

Agreement of Reporting Persons

Each of the undersigned hereby agree to file jointly this Schedule to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to this Schedule, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  February 11, 2011

AVENUE CAPITAL MANAGEMENT II, L.P. By: Avenue Capital Management II GenPar, LLC, its General Partner By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry

EXHIBIT 24

POWER OF ATTORNEY

This Power of Attorney is being granted in connection with executing regulatory filings and related documents.

Marc Lasry hereby constitutes and appoints Eric Ross, Chief Compliance Officer, irrevocably as her true and lawful agent and attorney-in-fact (the “ Attorney ”), in her name, place and stead, to execute regulatory or related documents on her behalf.

The foregoing power of attorney is coupled with an interest, shall be irrevocable and shall survive the incapacity or bankruptcy of Marc Lasry.

This Power of Attorney shall not revoke any power of attorney that has been previously granted by Marc Lasry to any other person.

For clarity, this Power of Attorney shall not be deemed to be revoked by any power of attorney that may be granted by Marc Lasry to any other person after the date hereof, unless any such subsequent power of attorney specifically refers to this Power of Attorney by the date of execution of this Power of Attorney by Marc Lasry.

Marc Lasry shall be fully responsible for any act done by Eric Ross by virtue hereof as if it had been done by Marc Lasry, herself.

This Power of Attorney will be in full force and effect until (i) such Power of Attorney is terminated by Marc Lasry or (ii) Eric Ross is no longer an employee of Avenue Capital Management II, L.P. or its affiliates.

This Power of Attorney shall be governed by the State of New York

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document. As the “principal,” you give the person whom you choose (your “agent”) authority to spend your money and sell or dispose of your property during your lifetime without telling you. You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest. “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time. If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind. If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you. You may execute a “Health Care Proxy” to do this.

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15. This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not understand, you should ask a lawyer of your own choosing to explain it to you.

[remainder of page left intentionally blank]

IN WITNESS WHEREOF, Marc Lasry has executed this Power of Attorney as of February 11, 2010.

Signed:

Marc Lasry

By:

Marc Lasry, in his individual capacity

STATE OF NEW YORK:

)

)ss:

COUNTY OF NEW YORK:

)

On the 11th day of February, in the year 2010, before me, the undersigned, a Notary Public in and for said state, personally appeared Marc Lasry, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the person or the entity upon behalf of which the person acted, executed the instrument.

/s/Joel Cassagnol

Notary Public

JOEL CASSAGNOL
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02CA6142650
QUALIFIED IN NASSAU COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES MARCH 20, 2010

IMPORTANT INFORMATION FOR THE AGENT:

When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal. This relationship imposes on you legal responsibilities that continue until you resign or the Power of Attorney is terminated or revoked. You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s property separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4) keep a record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney. If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest. You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been named in this document, or the principal’s guardian if one has been appointed. If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent:

The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15. If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

Eric Ross has read the foregoing Power of Attorney and acknowledges his legal responsibilities with respect thereto.

IN WITNESS WHEREOF, the Eric Ross has executed this Power of Attorney as of February 11, 2010.

Signed:	Eric Ross
By:	Eric Ross
Title:	Chief Compliance Officer

STATE OF NEW YORK	)

) ss.:

COUNTY OF NEW YORK	)

On the 11th day of February, in the year 2010, before me, the undersigned, a Notary Public in and for said state, personally appeared Eric Ross, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the person or the entity upon behalf of which the person acted, executed the instrument.

/s/ Joel Cassagnol
Notary Public

JOEL CASSAGNOL NOTARY PUBLIC, STATE OF NEW YORK
NO. 02CA6142650
QUALIFIED IN NASSAU COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES MARCH 20, 2010